Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for August 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for August 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In August 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 34.24% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes decreased by 7.34%, 97.64% and 91.68%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 44.03%. Of which, passenger traffic for domestic, regional and international routes decreased by 20.63%, 98.44% and 94.41%, respectively as compared to the same period last year. The passenger load factor was 73.19%, representing a decrease of 12.80 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 12.36 percentage points, 26.22 percentage points and 28.19 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in August 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) decreased by 3.5% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased by 4.64% as compared to the same period last year. The cargo and mail load factor was 48.46%, representing a decrease of 0.58 percentage point as compared to the same period last year.

In August 2020, the Group has newly launched the following major routes: Shenyang-Nanjing-Shenyang (14 flights per week); Hangzhou-Xi’an-Hangzhou, Shanghai Pudong-Yinchuan-Shanghai Pudong, Nanning-Taiyuan-Nanning, Beijing Daxing-Changbai shan-Beijing Daxing, Xiamen-Wuxi-Xiamen (each seven flights per week).

In August 2020, the Group introduced one A321NEO aircraft and terminated the lease of four aircraft (including two A320 aircraft, one A319 aircraft and one EMB190 aircraft). As of the end of August 2020, the Group operated a fleet of 853 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	4	29	13	46
Airbus 320 Series	95	98	116	309
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	9	15
ARJ21 Series	1	2	0	3

Total	280	264	309	853

KEY OPERATION DATA OF AUGUST 2020
Traffic	August 2020			Cumulative 2020
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,704.10	14.06	-20.63	74,870.44	-42.26
Regional	4.60	-34.05	-98.44	195.77	-91.99
International	463.48	19.46	-94.41	11,251.14	-80.65

Total	15,172.18	14.19	-44.03	86,317.35	-54.63

RTK (in million)
Domestic	1,391.11	12.35	-20.04	7,377.62	-40.65
Regional	0.49	-57.57	-98.23	22.44	-90.29
International	543.28	-3.77	-54.68	4,721.84	-46.66

Total	1,934.88	7.26	-34.77	12,121.90	-43.66

RTK - Cargo and Mail (in million)
Domestic	110.17	2.07	-27.41	805.43	-25.33
Regional	0.09	-83.73	-96.24	5.39	-68.90
International	502.31	-5.28	2.89	3,744.49	-0.97

Total	612.57	-4.11	-4.64	4,555.31	-6.60

Passengers carried (in thousand)
Domestic	10,252.54	14.29	-16.29	50,484.47	-40.93
Regional	4.31	-34.83	-98.04	172.36	-90.60
International	73.52	20.93	-96.27	2,435.57	-82.16

Total	10,330.36	14.30	-28.44	53,092.40	-47.41

Cargo and mail carried (in thousand tonnes)
Domestic	69.05	3.53	-24.21	492.45	-25.60
Regional	0.08	-85.42	-96.24	5.16	-66.29
International	52.37	-5.69	-9.74	407.28	-7.41

Total	121.50	-1.05	-19.69	904.89	-19.00

Capacity	August 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	19,917.51	12.69	-7.34	107,533.31	-31.06
Regional	9.06	-53.66	-97.64	405.19	-87.24
International	802.53	27.86	-91.68	16,871.39	-75.76

Total	20,729.10	13.14	-34.24	124,809.89	-45.44

ATK (in million)
Domestic	2,289.54	13.52	-5.51	12,118.55	-31.37
Regional	1.02	-59.99	-97.72	51.48	-85.94
International	839.10	-9.85	-50.02	8,027.34	-36.39

Total	3,129.66	6.08	-24.53	20,197.36	-34.09

ATK - Cargo and Mail (in million)
Domestic	496.97	16.60	1.75	2,440.55	-32.57
Regional	0.21	-73.92	-98.00	15.01	-81.34
International	766.87	-12.29	-5.45	6,508.91	2.44

Total	1,264.04	-2.87	-3.50	8,964.47	-10.83

Load Factor	August 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	73.82	0.88	-12.36	69.63	-13.51
Regional	50.77	15.09	-26.22	48.32	-28.62
International	57.75	-4.07	-28.19	66.69	-16.86

Total	73.19	0.67	-12.80	69.16	-14.01

Cargo and Mail Load Factor
Domestic	22.17	-3.15	-8.91	60.88	-9.52
Regional	43.55	-26.26	20.37	43.60	-19.53
International	65.50	4.85	5.31	58.82	-11.34

Total	48.46	-0.63	-0.58	60.02	-10.20

Overall Load Factor (RTK/ATK)
Domestic	60.76	-0.63	-11.04	33.00	3.20
Regional	48.13	2.74	-13.87	35.92	14.37
International	64.75	4.10	-6.65	57.53	-1.98

Total	61.82	0.68	-9.71	50.82	2.30

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

14 September 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.